GMS CAPITAL CORP

November 18, 2009

VIA EDGAR
Barbara C. Jacobs
Assistant Director
United States Securities and Exchange Commission
Division of Corporate Finance
Mail Room 4561
Washington, D.C. 20549

File No. 333-161792

Re: GMS Capital Corp. Response to SEC comment letter dated October 28, 2009

Dear Ms. Jacobs,

We confirm receipt of your comment letter dated October 28, 2009.

We anticipate filing a response, along with all amended filings on forms 10-Q/A, 10-K/A and S-1/A no later than December 4th, 2009.

Should you have any further questions or comments, please do not hesitate to contact me.

Best regards,

/s/ George Metrakos

George Metrakos
President & CEO
GMS Capital Corp.

Tel: 514-287-0103
e-mail: gmetrakos@managethepipe.com

GMS Capital Corp.

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